May 7, 2007

VIA EDGAR TRANSMISSION

Hanna T. Teshome, Esq.
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Baltimore Gas and Electric Company (“BGE”)
Registration Statement on Form S-3
Filed March 16, 2007
File No. 333-141366_____________________

Dear Ms. Teshome:

We thank you for your comment letter dated April 3, 2007 (“Letter of Comment”) from the Staff of the Securities and Exchange Commission relating to the Registration Statement on Form S-3 referenced above (“Registration Statement”). On behalf of our client, BGE, we are responding to the comments set forth in the Letter of Comment. Attached please find Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement that, together with this letter, is intended to respond to the Letter of Comment.

References in this letter to the prospectus supplement and the base prospectus are to those documents as contained in Amendment No. 1. Additionally, terms not defined below are used as defined in Amendment No. 1, and all page references in this letter are to the pages in Amendment No. 1.

We have revised the base prospectus and the prospectus supplement in response to the Letter of Comment, and also have made other, related revisions and updating changes where appropriate. Marked copies of Amendment No. 1 also will be sent via hand delivery to your attention.

Hanna T. Teshome, Esq.
May 7, 2007

Registration Statement on Form S-3

General

COMMENT:

1.	In the next amendment, please add the issuing entity (RSB BondCo LLC) as a co-registrant to this filing using the appropriate SIC code for the issuing entity (6189).

RESPONSE:

We have added RSB BondCo LLC (the “Issuing Entity”) as a co-registrant to the Registration Statement.

COMMENT:

2.
We note your disclosure that the structure employed is “the functional equivalent of a master trust.” We further note the circumstances in which there would be an allocation between series. It is unclear whether this transaction is consistent with the definition of asset-backed security. Please provide us with a detailed legal analysis as to why this arrangement is consistent with the definition of an asset-backed security. Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in SEC Release No. 33-8518.

RESPONSE:

We believe that the structure contemplated by the proposed offering is functionally equivalent to the master trust structure described in SEC Release 33-8518 and consistent with the definition of asset-backed security set forth in Section 1101(c)(1) of Regulation AB.

An “asset-backed security” is defined in Section 1101(c)(1) of Regulation AB to mean “a security that is primarily serviced by the cash flows of a discrete pool of receivables or other financial assets, either fixed or revolving, that by their terms convert into cash within a finite time period, plus any rights or other assets designed to assure the servicing or timely distributions of proceeds to the security holders.”

The rate stabilization bonds are securities that will be serviced primarily by the cash flows from rate stabilization property owned by the Issuing Entity. The Issuing Entity’s rate stabilization property is a present and irrevocable property right created by Maryland statute (the “Rate Stabilization Law”) and by order (the “Qualified Rate Order”) issued by the Public Service Commission of Maryland (the “PSC”), rather than one which is created by contract. This property right consists of all rights in, to and under a qualified rate order, including, among other things, the right to impose, bill and collect “qualified rate stabilization charges” from BGE’s residential electric customers to provide funds to pay debt service on the rate stabilization bonds, together with related costs and expenses, on a timely basis.

Hanna T. Teshome, Esq.
May 7, 2007

Qualified rate stabilization charges are nonbypassable, usage-based charges, that will be included automatically on the bills of each of BGE’s residential electric customers. Because they are nonbypassable, qualified rate stabilization charges will continue to be billed and collected from these customers, even if BGE ceases to exist or if electricity is provided to these customers by a third party.

The amount of the qualified rate stabilization charge must be adjusted, or “trued-up,” from time to time, as necessary, to provide for payment of the rate stabilization bonds by their final maturity date, pursuant to the true-up mechanism created by the Rate Stabilization Law and the Qualified Rate Order. Such true-up adjustments will continue to be made even if BGE is no longer the servicer, and without regard to BGE’s continuing existence or participation in the transaction, since the right to obtain true-up adjustments is part of the rate stabilization property to be sold by BGE to the Issuing Entity and thereafter pledged by the Issuing Entity as security for the rate stabilization bonds. Hence, payments on the rate stabilization bonds are derived from a financial asset (in the form of rate stabilization property) which, by its terms, converts within a finite time period into cash through collection of the qualified rate stabilization charges, in an amount sufficient to provide (and by virtue of the true-up mechanism, designed to assure) the timely payment of debt service through the distribution of proceeds to the rate stabilization bondholders.

Furthermore, Section 1101(c)(2) of Regulation AB sets forth additional conditions that apply in order to be considered an asset-backed security. These conditions are either inapplicable or, to the extent applicable, satisfied by this transaction: (1) neither BGE nor the Issuing Entity is an investment company under the Investment Company Act of 1940, nor will either of these entities become an investment company as a result of the transaction (Section 1101(c)(2)(i)); (2) the Issuing Entity’s activities are limited to passively owning the rate stabilization property, issuing the rate stabilization bonds and other activities reasonably incidental thereto (Section 1101(c)(2)(ii)); (3) non-performing assets will not be part of the asset pool (Section 1101(c)(2)(iii)); (4) delinquent assets do not constitute 50% or more of the asset pool (Section 1101(c)(2)(iv)); and (5) the rate stabilization bonds are not backed by leases (Section 1101(c)(2)(v)).

We note that, as early as 1997, the Commission staff has treated bonds secured by statutorily-created assets substantially identical to rate stabilization property as “asset-backed securities.” See, e.g., California Infrastructure and Economic Development Bank special Purpose Trusts for PG&E Funding LLC-1, SCE Funding LLC-1 and SDG&E Funding-1 (1997); PSEG Transition Funding LLC Transition Bonds, Series 2001-1; The Detroit Edison Securitization Funding LLC Securitization Bonds, Series 2001-1. We believe that the Commission staff has recently affirmed this position under Regulation AB. See AEP Texas Central Transition Funding II LLC (Senior Secured Transition Bonds (2006), Series A).

As also noted in Section III.A.2 SEC Release 33-8518, in a master trust structure, “all securities, although issued at different times, are backed by one pool” and “one asset pool could divide allocations of the cash flows from the pool among separate classes of securities and still qualify as an ‘asset-backed security.’ This could include allocating cash flows from various defined subpools within the larger pool to support particular classes but not others, regardless of

Hanna T. Teshome, Esq.
May 7, 2007

whether there is any cross-cash flow support or collateralization. In these instances, there is still only one ultimate pool held by the issuing entity with securities backed by that single pool.” Although each series of rate stabilization bonds will be backed by legally separate rate stabilization property, all series will be backed by qualified rate stabilization charges imposed on the same group of residential electric customers. Each residential electric customer will be billed for all qualified rate stabilization charges under a single bill, which also will include separate amounts owing to BGE for its own account, and the qualified rate stabilization charge collections will be allocated pro rata among series based on the amounts billed in respect of such series. Even if the Issuing Entity were to issue two series of rate stabilization bonds at different times, investors in each series would look to the same residential electric customers for repayment and would receive their pro rata percentage of qualified rate stabilization charge collections. This analysis comports with existing practice for similar bonds issued or possibly to be issued in multiple series by a special purpose entity issuer affiliate of a public utility company. See PG&E Energy Recovery Funding LLC (Series 2005-1 and Series 2005-2) and AEP Texas Central Transition Funding II LLC (Senior Secured Transition Bonds (2006), Series A).

COMMENT:

3.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

RESPONSE:

Neither BGE nor any affiliate has previously offered a class of asset-backed securities involving the same asset class, namely rate stabilization property or similar property created under similar state laws.

COMMENT:

4.
Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed pursuant to the 1934 Act requirements.

RESPONSE:

We confirm that all material terms to be included in the finalized agreements will also be included in the final Rule 424(b) prospectus.

Hanna T. Teshome, Esq.
May 7, 2007

COMMENT:

5.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

RESPONSE:

We confirm that we will file the unqualified legal and tax opinions required by the applicable rules under the Securities Act of 1933 at the time of each takedown.

COMMENT:

6.
Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the catch-all phrase noted above.

RESPONSE:

Consistent with the requirements of Regulation AB, we confirm that the base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown. Accordingly, we have removed language in the base prospectus that suggests that any different credit enhancement terms could be reflected in the prospectus supplement. See Amendment No. 1 at 12.

COMMENT:

7.
Please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

RESPONSE:

The prospectus supplement contains a section entitled “Legal Proceedings” which discloses that no such proceedings are pending. See Amendment No. 1 at S-24.

COMMENT:

8.	Please revise your disclosure to provide static pool disclosure as required by Item 1105 of Regulation AB or tell us why it is not material.

Hanna T. Teshome, Esq.
May 7, 2007

RESPONSE:

Given the structural attributes of this transaction, we believe that the static pool information generally called for by Item 1105 of Regulation AB is not applicable. The rate stabilization property securing the bonds is not a static pool of receivables, but rather consists of the ongoing right of the Issuing Entity to impose, collect and receive the non-bypassable qualified rate stabilization charges from BGE’s residential electric customers. This right will continue until such time as the bonds are paid in full, and the qualified rate stabilization charges will be adjusted at least semi-annually to ensure timely repayment of the bonds based on changes in residential electric customers’ electricity consumption as well as residential electric customer delinquencies and defaults. To the extent that residential electric customers’ electricity consumption decreases, or residential electric customers’ delinquencies and defaults increase, over time, any resulting shortfalls in collections will be reallocated among BGE’s residential electric customers by increasing the qualified rate stabilization charge to correct for such shortfalls and to ensure timely repayment of the bonds. If residential electric customers’ electricity consumption increases, or residential electric customers’ delinquencies or defaults decrease, over time, and the qualified rate stabilization charge collections are received faster than expected, the bondholders do not have any prepayment risk because any excess funds will be held in the excess funds subaccount and taken into account in the next true-up adjustment of the qualified rate stabilization charge. The historical information that is material to investors includes all of the components relating to the calculation of the qualified rate stabilization charge and the true-up adjustment, each of which is disclosed in the base prospectus: residential electricity sales, forecast variance, residential electric customer defaults, average days outstanding, and customer delinquencies. See Amendment No. 1 at 36-40. Our analysis comports with existing practices, since the SEC staff in the past has not required static pool information for similar issuers such as in AEP Texas Central Transition Funding II LLC (Senior Secured Transition Bonds (2006), Series A).

COMMENT:

9.
Please use the terminology set forth in Regulation AB with respect to the parties involved in the transaction. For example, you refer to the “seller” throughout the document when it appears that you maybe [sic] be referring to the depositor. In addition, please identify the depositor in the transaction. Refer to Item 1102(a) and Item 1103(a)(1) of Regulation AB and revise throughout your document as appropriate.

RESPONSE:

We have reviewed Items 1102(a) and 1103(a)(1) of Regulation AB. We note that Item 1101(e) of Regulation AB defines the depositor as the entity “who receives or purchases and transfers or sells the pool assets to the issuing entity,” and further clarifies that “[f]or asset-backed securities transactions where there is not an intermediate transfer of the assets from the sponsor to the issuing entity, the term depositor refers to the sponsor.” The instant transaction does not involve an intermediate transfer of the assets from the sponsor to the issuing entity within the meaning of Item 1101(e). We, therefore, have revised Amendment No. 1 to identify

Hanna T. Teshome, Esq.
May 7, 2007

BGE both as the sponsor and depositor and refer to BGE as “sponsor” or “depositor” rather than the “seller” where appropriate. In particular, given the structure of the transaction, we have revised the discussion of the sale agreement to include references to BGE as the “depositor,” and in most other instances we refer to BGE as the “sponsor.”

COMMENT:

10.	Please confirm that you will provide the information required under Item 1102(e) of Regulation AB and explain for us the purpose and significance of the “*” footnote you have included.

RESPONSE:

We confirm that we will provide the information required under Item 1102(e) of Regulation AB, and have removed the “*” footnote from Amendment No. 1 to eliminate any doubt as to our intention to provide such information.

COMMENT:

11.	Please revise the cover page to briefly describe any credit enhancement or other support and identify any enhancement or support provider. Refer to Item 1102(h) of Regulation AB.

RESPONSE:

Based on our further review of Item 1102(h) of Regulation AB, we have expanded our description of credit enhancement to discuss the general, excess funds and capital subaccounts, and the security posted by certain third-party collectors, both on the cover page of the prospectus supplement and within the Summary of Terms in the prospectus supplement. See Amendment No. 1 at prospectus supplement cover and S-4.

Summary of Terms, page S-2

COMMENT:

12.	Clearly identify any classes issued in the same transaction or residual or equity interests in the transaction that are not being offered by the prospectus. See Item 1103(a)(3)(i) of Regulation AB.

RESPONSE:

We confirm that there are no classes issued in the same transaction, or residual or equity interests in the transaction, that are not being offered by the prospectus.

Hanna T. Teshome, Esq.
May 7, 2007

COMMENT:

13.	Please revise the summary to identify the denominations in which the securities may be issued. See Item 1103(a)(3)(v) of Regulation AB.

RESPONSE:

We have included in the Summary of Terms in the prospectus supplement proposed language to identify denominations in which the bonds may be offered. In accordance with Item 1103(a)(3)(v) of Regulation AB, definitive identification of the denominations in which the bonds will be issued will be included in the final Rule 424(b) prospectus.

COMMENT:

14.
We note on page S-6 that you may acquire additional rate stabilization property and issue one or more additional series of bonds which are backed by such property. Please confirm that additional issuances will be registered on separate registration statements.

RESPONSE:

We confirm that additional issuances of bonds (to the extent not registered pursuant to the Registration Statement) will be registered on separate registration statements.

Part II

COMMENT:

15.
In the next amendment, please provide us with a copy of the servicing agreement marked to show changes for compliance with Regulation AB. As applicable, please revise to update your disclosure in the section “Servicing Standards and Covenants” on page 79 of the base.

RESPONSE:

As an exhibit to Amendment No. 1, we have provided a copy of the current draft of the servicing agreement which complies with Regulation AB. We will provide you, via hand delivery, with a copy of the draft servicing agreement marked to show those provisions of the servicing agreement that address compliance with Regulation AB. Additionally, the disclosure in “Servicing Standards and Covenants” on page 79 of the base prospectus describes the provisions of the servicing agreement related to Regulation AB compliance.

COMMENT:

16.
Please revise the signature page for the depositor. The registration statement should be signed by the depositor’s principal financial officer and controller or principal accounting officer, and by at least a majority of

Hanna T. Teshome, Esq.
May 7, 2007

the depositor’s board of directors or persons performing similar functions. Refer to General Instruction V.B. of Form S-3.

RESPONSE:

In accordance with General Instruction V.B. of Form S-3, the signature page of the Registration Statement was signed by Kenneth W. DeFontes, Jr., as the sponsor’s principal executive officer, E. Follin Smith, as the sponsor’s principal financial officer and principal accounting officer, and Mayo A. Shattuck III, as a member of the sponsor’s board of directors. Together, Messrs. DeFontes and Shattuck and Ms. Smith comprised all of the sponsor’s board of directors as of the date of filing. Please note that Ms. Smith’s title as an officer of the sponsor is Senior Vice President and Chief Financial Officer, but that she is also designated as principal accounting officer, as indicated in (ii) under Signature on the signature page, even though that is not part of her title. We also have added a signature page for the Issuing Entity.

If you have further questions or comments, please feel free to contact me at (212) 603-2204, Mahendra Churaman (212) 603-8971 of Thelen Reid Brown Raysman & Steiner LLP or Marc B. Lasky (973) 660-4402 of Thelen Reid Brown Raysman & Steiner LLP.

Very truly yours,

THELEN REID BROWN RAYSMAN & STEINER LLP
Counsel to Baltimore Gas and Electric Company

By: /s/ Robert J. Reger, Jr.______________
Robert J. Reger, Jr.

cc:   E. Follin Smith
    Sean J. Klein, Esq.